Exhibit 99.1

SCOPUS SHAREHOLDERS APPROVE PROPOSED MERGER

– TRANSACTION EXPECTED TO CLOSE IN EARLY MARCH 2009 –

TEL – AVIV, February 9, 2009 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced that at its Special Meeting of Shareholders held on February 6, 2009, the Scopus shareholders voted to adopt and approve the transactions contemplated by the Agreement and Plan of Merger, dated as of December 22, 2008, by and among Harmonic Inc., a Delaware corporation (NASDAQ: HLIT), Sunrise Acquisition Ltd., an Israeli company and a wholly owned subsidiary of Harmonic, and Scopus, under which Scopus will be acquired by a subsidiary of Harmonic through a merger of Sunrise Acquisition Ltd. with and into Scopus. Approximately 90% of the outstanding shares of Scopus on the record date were cast in favor of adoption of the merger agreement.

Upon the closing of the merger, which is expected to occur at the beginning of March 2009, Scopus will become a private company and each ordinary share of Scopus issued and outstanding immediately prior to the effective time of the merger will automatically be converted into the right to receive US$5.62 in cash (subject to applicable withholding taxes).

The consummation of the merger is subject to a 30-day statutory waiting period following shareholder approval and the satisfaction of certain other conditions set forth in the merger agreement.

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus’ comprehensive digital video networking solution offer intelligent video gateways, encoders, decoders and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

Forward-Looking Statements

Certain statements in this press release, including but not limited to those relating to the proposed merger transaction, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Scopus to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the merger transaction will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; costs and potential litigation associated with the merger transaction; the inability to obtain, or meet specific conditions imposed for applicable regulatory approvals relating to the merger transaction; the failure of either party to meet the closing conditions set forth in the merger agreement; risks that the proposed merger transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; the extent and timing of regulatory approvals, the distraction of management and Scopus resulting from the proposed transaction; and the other risk factors discussed from time to time by Scopus in reports filed or furnished with the Securities and Exchange Commission.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward looking statements are specified in Scopus’s filings with the Securities and Exchange Commission, including Scopus’s Annual Report on Form 20-F for the year ended December 31, 2007, under headings such as “Risk Factors” and “Operating and Financial Review and Prospects.” Except for Scopus’s ongoing obligations to disclose material information under the federal securities laws, Scopus undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Additional Information and Where to Find It

In connection with the proposed merger transaction, Scopus has delivered a proxy statement to its shareholders and has submitted a copy thereof to the Securities and Exchange Commission on a report on Form 6-K on January 6, 2009. The proxy statement and other documents may be obtained for free by directing such request to Scopus:

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

For more information visit: www.scopus.net

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info_us@scopus.net www.scopus.net